BMS CAPITAL ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	339,163
Fees receivable		100,000
Total assets	$	439,163

LIABILITIES AND MEMBER EQUITY

Liabilities:		
Due to affiliates		5,424
Income taxes payable to affiliate		21,802
Total liabilities	$	27,226
Member equity:		
Common stock, no par value — 1,000 shares authorized; 1,000 issued and outstanding		1,000
Additional paid-in capital		402,000
Retained earnings		8,937
Total member equity		411,937
Total liabilities and member equity	$	439,163

See notes to statement of financial condition.